UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Carbonite, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
141337 10 5
(CUSIP Number)
HENRY D. MONTGOMERY
MENLO VENTURES
3000 SAND HILL ROAD, SUITE 100
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 854-8540
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on August 16, 2011 as described in Item 3 below.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Menlo Ventures X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Menlo Ventures X, L.P. (“Menlo X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MMEF X, L.P. (“MMEF X,” and together with Menlo X and MEF X, the “Menlo Funds”), MV Management X, L.L.C. (“MVM X,” and together with the Menlo Funds, the “Menlo Entities”), Henry D. Montgomery (“Montgomery”), John W. Jarve (“Jarve”), Douglas C. Carlisle (“Carlisle”), Sonja H. Perkins (“Perkins”), Mark A. Siegel (“Siegel”), Pravin A. Vazirani (“Vazirani”) and Shawn T. Carolan (“Carolan,” together with the Menlo Entities, Montgomery, Jarve, Carlisle, Perkins, Siegel and Vazirani are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group“ for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Menlo Entrepreneurs Fund X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS MMEF X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS MV Management X, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Henry D. Montgomery

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X. Montgomery owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS John W. Jarve

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X. Jarve owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Douglas C. Carlisle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X. Carlisle owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Sonja H. Perkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X. Perkins owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Mark A. Siegel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X. Siegel owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Pravin A. Vazirani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		625 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		625 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,694,560 shares of Common Stock (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Represents shares issuable upon exercise of a stock option held by Vazirani within 60 days of the date of this filing.
(3) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(4) Consists of shares reflected in footnotes (2) and (3).
(5) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Shawn T. Carolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,693,935 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,693,935 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,693,935 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 6,524,298 shares of Common Stock held by Menlo X; (ii) 55,458 shares of Common Stock held by MEF X; and (iii) 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X. Carolan owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

Item 1. Security and Issuer
a)	This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of Carbonite, Inc., a Delaware corporation (the “Issuer”).
b)	The principal executive offices of the Issuer are located at 177 Huntington Avenue, Boston, Massachusetts 02115.
Item 2. Identity and Background
a)
The persons and entities filing this statement are Menlo Ventures X, L.P. (“Menlo X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MMEF X, L.P. (“MMEF X,” and together with Menlo X and MEF X, the “Menlo Funds”), MV Management X, L.L.C. (“MVM X,” and together with the Menlo Funds, the “Menlo Entities”), Henry D. Montgomery (“Montgomery”), John W. Jarve (“Jarve”), Douglas C. Carlisle (“Carlisle”), Sonja H. Perkins (“Perkins”), Mark A. Siegel (“Siegel”), Pravin A. Vazirani (“Vazirani”) and Shawn T. Carolan (“Carolan,” together with the Menlo Entities, Montgomery, Jarve, Carlisle, Perkins, Siegel and Vazirani are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 3000 Sand Hill Road, Suite 100, Menlo Park, California 94025.
c)	The principal business of each of the Reporting Persons is the venture capital investment business.
d)
During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; Menlo X, MEF X and MMEF X are Delaware limited partnerships and MVM X is a Delaware limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling MVM X (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
On August 10, 2011, the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering of its Common Stock was declared effective by the SEC. The closing of the offering took place on August 16, 2011, and at such closing the Menlo Funds collectively purchased an aggregate of 800,000 shares of Common Stock at the initial public offering price of $10.00 per share, for a total purchase price of $8.0 million. The funds used by the Menlo Funds to acquire the securities described herein were obtained from capital contributions by their respective partners.
Item 4. Purpose of Transaction
Each of the Menlo Funds agreed to purchase the securities described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.
Vazirani is a member of the Board of Directors of the Issuer and also serves as a Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X.
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

	Shares	Sole	Shared	Sole	Shared		Percentage
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly (1)	Power (1)	Power (1)	Power (1)	Power (1)	Ownership (1)	Class (1, 4)

Menlo X	6,524,298	0	6,693,935	0	6,693,935	6,693,935	26.8%

MEF X	114,179	0	6,693,935	0	6,693,935	6,693,935	26.8%

MMEF X	55,458	0	6,693,935	0	6,693,935	6,693,935	26.8%

MVM X (2)	0	0	6,693,935	0	6,693,935	6,693,935	26.8%

Montgomery (2)	0	0	6,693,935	0	6,693,935	6,693,935	26.8%

Jarve (2)	0	0	6,693,935	0	6,693,935	6,693,935	26.8%

Carlisle (2)	0	0	6,693,935	0	6,693,935	6,693,935	26.8%

Perkins (2)	0	0	6,693,935	0	6,693,935	6,693,935	26.8%

Siegel (2)	0	0	6,693,935	0	6,693,935	6,693,935	26.8%

Vazirani (3)	625	625	6,693,935	625	6,693,935	6,694,560	26.8%

Carolan (2)	0	0	6,693,935	0	6,693,935	6,693,935	26.8%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)
MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X. Montgomery, Jarve, Carlisle, Perkins, Siegel and Carolan own no securities of the Issuer directly as of the date of this filing.

(3)
Amounts for Vazirani reflected in the columns “shares held directly,” “sole voting power” and “sole dispositive power” represent shares issuable within 60 days of the date of this filing upon exercise of a stock option that Vazirani holds by virtue of his service as a director of the Issuer. This option, which has an exercise price of $10.00 per share, covers 7,500 shares of Common Stock and is exercisable in 12 equal quarterly installments beginning on October 12, 2011.

(4)
This percentage is calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

The information provided in Item 3 is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Amended and Restated Investors’ Rights Agreement
The Menlo Funds and other stockholders (collectively, the “Holders”) of the Issuer entered into a Third Amended and Restated Investors’ Rights Agreement dated December 24, 2009 (the “Investors’ Rights Agreement”) with the Issuer. Subject to the terms of the Investors’ Rights Agreement, holders of approximately 12.6 million shares of the Issuer’s Common Stock (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.
Demand registration rights
At any time beginning on February 10, 2012, Holders of at least 35% of the Registrable Securities then outstanding can, on not more than two occasions, request that the Issuer register all or a portion of their shares. Such request for registration must cover at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, exceeding $10 million. However, the Issuer will not be required to effect a demand registration if it has already effected one such registration in a given 12-month period. Additionally, the Issuer will not be required to effect a demand registration during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of its securities (subject to extension in certain circumstances).
Piggyback registration rights
In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Holders will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the Holders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.
Form S-3 registration rights
The Holders are also entitled to certain Form S-3 registration rights. Holders of at least 10% of the Registrable Securities then outstanding can make a written request that the Issuer register their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.5 million. These Holders may make an unlimited number of requests for registration on Form S-3. However, the Issuer will not be required to effect a registration on Form S-3 if it has already effected one such registration in a given 12-month period. Additionally, the Issuer will not be required to effect a Form S-3 registration during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of its securities (subject to extension in certain circumstances).
Expenses of Registration
The Issuer will pay the registration expenses of the Holders with respect to the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such Holders may include.
Indemnification
The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.
Termination
The demand, piggyback, and Form S-3 registration rights described above will expire, with respect to any particular Holder, when that Holder can sell all of its shares under Rule 144 of the Securities Act during any three-month period. In any event, all such registration rights will expire upon the earlier of August 16, 2016 or the consummation of certain events, including the sale of all of the Issuer’s assets, a change of control of the Issuer, or a liquidation, dissolution, or winding up of the Issuer.

Lock-up Agreement
The Menlo Funds, along with all of the Issuer’s executive officers and directors, and certain of the Issuer’s our other security holders who held securities of the Issuer prior to its initial public offering have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after August 10, 2011 without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, the Menlo funds have agreed, with certain limited exceptions, not to directly or indirectly
•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right, or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash, or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the Menlo Funds or for which the Menlo Funds later acquire the power of disposition, subject to certain exceptions.
In the event that either (x) during the last 17 days of the lock-up period referred to above, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (y) prior to the expiration of the lock-up period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
The foregoing description of the terms of the Investors’ Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.
The information provided in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A.
Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 24, 2009 (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-174139), filed with the SEC on May 12, 2011).

B.	Form of Lock-up Agreement.

C.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 19, 2011

Menlo Ventures X, L.P.
Menlo Entrepreneurs Fund X, L.P.
MMEF X, L.P.

By:	MV Management X, L.L.C.
Its:	General Partner

By:	/s/ Pravin Vazirani

Pravin A. Vazirani
Managing Member

MV Management X, L.L.C.

By:	/s/ Pravin Vazirani

Pravin A. Vazirani
Managing Member

/s/ Henry D. Montgomery

Henry D. Montgomery

/s/ John W. Jarve

John W. Jarve

/s/ Douglas C. Carlisle

Douglas C. Carlisle

/s/ Sonja H Perkins

Sonja H. Perkins

/s/ Mark A. Siegel

Mark A. Siegel

/s/ Pravin Vazirani

Pravin A. Vazirani

/s/ Shawn T. Carolan

Shawn T. Carolan
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
Managers:
Henry D. Montgomery
c/o Menlo Ventures
3000 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X
Citizenship: United States of America
John W. Jarve
c/o Menlo Ventures
3000 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation:
Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X
Citizenship: United States of America
Douglas C. Carlisle
c/o Menlo Ventures
3000 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X
Citizenship: United States of America
Sonja H. Perkins
c/o Menlo Ventures
3000 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X
Citizenship: United States of America
Mark A. Siegel
c/o Menlo Ventures
3000 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X
Citizenship: United States of America
Pravin A. Vazirani
c/o Menlo Ventures
3000 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X
Citizenship: United States of America
Shawn T. Carolan
c/o Menlo Ventures
3000 Sand Hill Road, Suite 100
Menlo Park, California 94025
Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X
Citizenship: United States of America

EXHIBIT INDEX
A.
Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 24, 2009 (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-174139), filed with the SEC on May 12, 2011).

B.	Form of Lock-up Agreement.

C.	Agreement regarding filing of joint Schedule 13D.